FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 1, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

June 1, 2004

#04-09

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Options the Trend Project to Nevada Contact Inc.

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has granted Nevada Contact Inc. an option to acquire up to 65% interest in the Trend Project.

The Trend Project consists of a large block of mineral claims owned by NDT adjoining the southern end of the Cortez Joint Venture (Cortez JV), a segment of the northwest striking Battle Mountain-Eureka mineral trend in north central Nevada. This district is host to the Pipeline, South Pipeline, South Pipeline Extension (Cross Roads), Gap, Gold Acres, Horse Canyon, Pediment and Cortez Hills gold deposits.  These deposits are sediment hosted Carlin type with reported reserves and resources totaling over 18 million ounces of gold.  The most recent discovery in the district, Cortez Hills, is one of the southern most known deposits with reported reserves and resources of 6.19 million ounces of gold.

The Trend Project claims were acquired based on research that defined subtle structural zones in a pediment area along the Battle Mountain-Eureka mineral trend.  A number of northwest and northeast structural intersections were located, prioritized and tested by an extensive enzyme leach geochemical soil sampling program.  Interpretation of the results of this sampling indicates multiple zones of reduced subsurface mineralization with the oxidation, base metal and halide suite elements strongly reflecting the defined Battle Mountain-Eureka linears.  Gravity data of the area suggests that the geochemical anomalies lie at reasonable depths to support exploration drilling for deposits similar to those being discovered by the Cortez JV to the north and northeast.

Subject to regulatory and board approval, Nevada Contact can earn an initial 51% percent interest in the Trend Property over a four year period by making cash payments totaling $350,000 US, completing $1,500,000 US in work expenditures, and causing its parent company, Sudbury Contact Mines Ltd, to issue 210,000 shares to NDT.  Nevada Contact can acquire an additional 14% by funding and presenting a project feasibility study to NDT.

In an unrelated transaction, NDT has received regulatory approval for the acquisition of nine Nevada gold properties located in Pershing and Humboldt counties, known as: CeCe, Rose, Morgan, Golden Shear, Mt. Tobin, Fencemaker, Sawtooth, OM and Spring City properties. As part of this agreement, the Company has made an initial payment of 202,000 shares to Platoro West Incorporated, with a hold period expiring September 26, 2004.

NDT’s exploration team continues to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”_____

Fred G. Hewett, P.Eng.

 President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: June 1, 2003